September 11, 2018

Jennifer K. Simpson, Ph.D.
Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway, Suite 22C
New York, NY 10019

       Re: Delcath Systems, Inc.
           Registration Statement on Form S-1
           Filed August 15, 2018
           File No. 333-226852

Dear Dr. Simpson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 15, 2015

Fee table, page i

1. We note from footnote 2 to your fee table that you are registering for resale an indeterminate number of shares and from the disclosure on the prospectus cover page that your prospectus relates to the offer and sale of up to 3,298,516 (based upon a closing price of $1.819 per share on August 10, 2018) shares of your common stock. Please note that you may not rely on Rule 416 of the Securities Act to register for resale an indeterminate number of shares of common stock that you may issue under a conversion formula based on fluctuating market prices or otherwise. Revise your filing to register for resale the maximum number of shares that you think you may issue upon exercise of the
 Jennifer K. Simpson, Ph.D.
Delcath Systems, Inc.
September 11, 2018
Page 2
      warrants, based on a good-faith estimate and, if the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. Please refer to the Division s Compliance and Disclosure Interpretations Securities
      Act Rules Question 213.02, which can be found on the Commission s web site, for further guidance.
June 2018 Private Placement, page 80

2. We note your disclosure in the last sentence of this section that the company entered into a second securities purchase agreement with Discover Fund, LLC for the remaining
      $1.6 million in notes and warrants offered under the original SPA, except that this purchase and sale was made in a transaction exempt from registration under Rule 144.
      Please reconcile this disclosure with your Form 8-K filed on July 26, 2018 indicating that the transaction was exempt pursuant to 4(2) of the Securities Act and Rule 506(b).
Item 17. Undertakings, page II-8

3. Please tell us why the first and the last undertakings in this Item are appropriate for your filing or revise your undertakings as appropriate.
4.    Please include the undertakings required by Regulation S-K 512(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or Daniel Morris,
Special Counsel, at (202) 551-3314 with any questions.



                                                             Sincerely,
FirstName LastNameJennifer K. Simpson, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameDelcath Systems, Inc.
                                                             Office of
Electronics and Machinery
September 11, 2018 Page 2
cc:       Jolie Kahn, Esq.
FirstName LastName